Saskatchewan Wheat Pool
Investor [redacted]
4th Floo
2625 V
Regina,
S4T 7T
(306) 5

04010744

facsimile transmittal

SUPPL

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	03/18/04
Re:	Exemption No: 82-5037	**Pages:**	

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Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue. Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

March 12, 2004

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated March 18, 2004, regarding a fire at Bear Hills Barn. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Executive Vice President, Finance & Chief Financial Officer

Attachment

Saskatchewan Wheat Pool

For Immediate Release
Date March 18, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

FIRE DAMAGES FARROWING BARN

A fire at one of Saskatchewan Wheat Pool's affiliated hog operations has destroyed a portion of the farrowing site as well as many of the animals inside. No employees were hurt.

The Pool is the majority shareholder in Bear Hills Pork Producers out of Perdue, Saskatchewan. The barn, a farrowing barn with sows and piglets, caught fire around 11 p.m., March 17. An emergency monitoring system notified barn management, and fire crews from Biggar and Perdue brought the fire under control by about 3 a.m. the following morning, enabling the company to preserve an adjacent gestation barn and the animals within.

The cause of the fire is not yet known. It is also too early to estimate the damage to the operations.

"While the fire damage to the barn and the loss of the animals inside are certainly unfortunate, I am pleased with the swift response of employees and the local fire departments," said Martin Klinger, Director of Environment Health and Safety for the Pool. "The staff's attention to appropriate safety and notification procedures helped to ensure that no employees were put at risk, and at the same time, limited the extent of the damage."

The Pool announced last week that it is exiting the pork industry and that it is actively engaged in a divestiture process, which it hopes to conclude over the next few months.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information:

Media
Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Investors
Colleen Vancha
306-569-4782
Investor Relations and Communications
Saskatchewan Wheat Pool